Exhibit (a)(5)(B)

LFP BROADCASTING COMMENCES TENDER OFFER FOR

ALL OUTSTANDING SHARES OF NEW FRONTIER MEDIA, INC.

Previously Announced Offer of $2.02 Per Share in Cash Plus a Contingent Payment Right

BOULDER, COLORADO and LOS ANGELES, CA – October 29, 2012 – New Frontier Media, Inc. (NasdaqGS: NOOF), a leading provider of transactional television services and distributor of general motion picture entertainment, and L.F.P., Inc., the company founded and headed up by Larry Flynt, today jointly announced that LFP Broadcasting, LLC and Flynt Broadcast, Inc., affiliates of L.F.P., have commenced the previously-announced tender offer for all of the outstanding shares of common stock of New Frontier Media for $2.02 per share, net to the seller in cash without interest, plus a contingent cash payment right for each common share. The offer price represents approximately a 79% premium to New Frontier Media’s closing stock price on March 8, 2012, the day before New Frontier Media received a publicly-announced unsolicited acquisition proposal.

On October 15, 2012, New Frontier Media and L.F.P. announced that New Frontier Media and affiliates of L.F.P. had entered into a merger agreement, pursuant to which a tender offer would be made for all the issued and outstanding shares of New Frontier Media. The tender offer, if successful, will be followed by a second-step merger in which any shares of New Frontier Media not tendered into the offer will be converted into the right to receive the same per share consideration paid to New Frontier Media shareholders in the tender offer, subject to shareholders’ dissenters’ rights under Colorado law. As a result of the transaction, New Frontier Media’s common stock would no longer be publicly-owned or traded on the NASDAQ market.

After careful consideration and following the recommendation of the special committee of New Frontier Media’s board of directors, which was comprised solely of non-employee independent directors, New Frontier Media’s board of directors unanimously determined that the tender offer and the merger are fair to and in the best interests of the shareholders of New Frontier Media, and approved the merger agreement, the tender offer, the merger and the other transactions contemplated by the merger agreement. Accordingly, New Frontier Media’s board of directors unanimously recommends that New Frontier Media’s shareholders accept the tender offer and tender their shares in the tender offer and, if required by Colorado law, adopt the merger agreement and approve the transactions contemplated by the merger agreement, including the merger.

Larry Flynt, L.F.P., Inc., LFP Broadcasting, LLC and Flynt Broadcast, Inc. are today filing with the U.S. Securities and Exchange Commission (SEC) a tender offer statement on Schedule TO, including an offer to purchase and related letter of transmittal, setting forth in detail the terms of the tender offer. Additionally, New Frontier Media is today filing with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the unanimous recommendation of New Frontier Media’s board of directors that New Frontier Media’s shareholders accept the tender offer and tender their shares into the tender offer.

The consummation of the tender offer is subject to the satisfaction or waiver of certain conditions, including: (i) a majority of outstanding New Frontier Media shares on a fully diluted basis having been tendered into the offer and not validly withdrawn, (ii) there not having been a material adverse change with respect to New Frontier Media, (iii) New Frontier Media having not less than $11,514,000 in available cash at the expiration of the tender offer, and (iv) other customary conditions. The tender offer is not subject to a financing condition.

The tender offer and withdrawal rights are scheduled to expire at midnight, New York City time, on Tuesday, November 27, 2012 (the end of the day on Tuesday), unless extended or earlier terminated in accordance with the terms of the merger agreement and the applicable rules and regulations of the SEC.

Avondale Partners LLC is acting as exclusive financial advisor to the Special Committee of the Board of Directors of New Frontier Media in connection the transaction. Alston + Bird LLP is acting as legal advisor to the Special Committee.  Holland & Hart LLP is acting as legal advisor to the Company.

Lipsitz Green Scime Cambria LLP and Dinsmore & Shohl LLP are acting as legal advisors to LFP Broadcasting in connection with the transaction.

About New Frontier Media, Inc.

New Frontier Media, Inc. is a provider of transactional television services and a distributor of general motion picture entertainment. Our Transactional TV segment distributes adult content to cable and satellite providers who then distribute the content to retail consumers via video-on-demand (VOD) and pay-per-view (PPV) technology. Programming originates from our state of the art digital broadcast infrastructure in Boulder, Colorado.  We obtain our programming primarily by licensing content distribution rights from movie studios, and we distribute new and unique programming in order to provide consumers with an exceptional viewing experience.

Our Film Production segment is a distributor of mainstream and erotic films.  The films are distributed to cable and satellite operators, premium movie channel providers and other content distributors.  We act as a sales agent for mainstream films and produce erotic films.  The segment also periodically provides contract film production services to major Hollywood studios.

We are headquartered in Boulder, Colorado, and our common stock is listed on the Nasdaq Global Select Market under the symbol "NOOF." For more information about New Frontier Media, Inc., contact Grant Williams, Chief Financial Officer, at (303) 444-0900, extension 2185, and please visit our web site at http://www.noof.com.

About L.F.P. Inc.

L.F.P. Inc. markets the HUSTLER® brand through a wide range of media properties and licensing initiatives. LFP maintains strong businesses in broadcasting, publishing, retail, internet, mobile, apparel, novelties, clubs and video, and owns the prominent HUSTLER Casino.  HUSTLER TV, now available in over 55 countries, has exclusive broadcasting rights to a large number of top studios.

 Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may” and similar terms. Forward-looking statements in this press release include, but are not limited to, statements regarding the anticipated timing of filings relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding prospective performance and opportunities; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this press release related to future results and events are based on the Company’s current expectations, beliefs and assumptions about its industry and its business. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company’s shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of the Company’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by the Company, including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by the Company. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, the Company undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to review carefully and consider the various disclosures in the Company’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2012, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 and Current Reports on Form 8-K filed from time to time by the Company. All forward-looking statements are qualified in their entirety by this cautionary statement.

Important Information About the Tender Offer

This press release is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of common stock of New Frontier Media, Inc., a Colorado corporation (“New Frontier Media”). The solicitation and the offer to buy shares of New Frontier Media common stock is being made pursuant to an offer to purchase and related materials that Larry Flynt, L.F.P., Inc., LFP Broadcasting, LLC and Flynt Broadcast, Inc. have filed with the SEC. Larry Flynt, L.F.P., Inc., LFP Broadcasting, LLC and Flynt Broadcast, Inc. have filed a tender offer statement on Schedule TO with the SEC, and New Frontier Media has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials are being sent free of charge to all shareholders of New Frontier Media. In addition, all of these materials (and all other materials filed by New Frontier Media with the SEC) are available at no charge from the SEC through its website at www.sec.gov. Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents are also available by contacting Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 (for information by telephone: Banks and Brokers Call Collect: (212) 750-5833; All Others Call Toll-Free: (888) 750-5834. In addition, shareholders will be able to obtain a free copy of these documents from New Frontier Media by contacting Marc Callipari, Chief Legal Officer, New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301, (303) 444-0900; mcallipari@noof.com.

New Frontier Investor Contacts:

New Frontier Media Contacts:

Grant Williams

Andrew Cole / Jonathan Doorley

Chief Financial Officer

Sard Verbinnen & Co

(303) 444-0900 x 2185

(212) 687-8080

gwilliams@noof.com

jdoorley@sardverb.com

OR

Scott Winter

Innisfree M&A Incorporated

(212) 750-5833

swinter@innisfreema.com

LFP Broadcasting Media Contacts:

Arthur Sando

(323) 651-5400

asando@lfp.com

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